UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,605,296 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,605,296 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,605,296 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 329,881 shares of Common Stock of the Issuer issuable upon the conversion of derivative securities beneficially owned by Golden Post.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 736,479
	8.	Shared Voting Power 4,360,296 (1)(2)
	9.	Sole Dispositive Power 736,479
	10.	Shared Dispositive Power 4,360,296 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,096,775 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	Includes shares of Common Stock of the Issuer beneficially owned by Golden Post and MKR GRAT.
(2)	Includes 329,881 shares of Common Stock of the Issuer issuable upon the conversion of derivative securities beneficially owned by Golden Post.

CUSIP No. 268073 10 3

1.	Names of Reporting Person MKR 2022 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,755,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,755,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9% (1)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	Includes 329,881 shares of Common Stock of the Issuer issuable upon the conversion of derivative securities beneficially owned by Golden Post.

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended (as amended, the “Schedule 13D”), filed with the Securities and Exchange Commission (“SEC”) by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), Matthew K. Rose, a United States citizen and MKR 2022 Grantor Retained Annuity Trust by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On October 18, 2024, Golden Post entered into a Stock Purchase Agreement with the Issuer (the “SPA”), pursuant to which Golden Post purchased 1,495,000 shares of Common Stock from the Issuer at a price of $1.04 per share, for aggregate consideration of $1,554,800. Pursuant to the SPA, Golden Post waived certain preemptive and antidilution rights that would otherwise have been triggered by the certain stock issuances contemplated by SPA.

The foregoing summary is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 99.22 and incorporated herein in its entirety by reference. The representations, warranties and covenants contained in the SPA were made only for purposes of the SPA and as of specific dates, were solely for the benefit of the parties to the SPA, and may be subject to limitations agreed upon by the contracting parties.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any shares of Common Stock other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

The portions of Item 3 of this Amendment that relate to the acquisition by the Reporting Persons of shares of Common Stock are incorporated by reference into this Item 5(c). –

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits to this Schedule 13D:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of March 28, 2023, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust, incorporated by reference to Exhibit 99.1 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on March 29, 2023.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto, incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9	Warrant, dated June 30, 2015, incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.10	Certificate of Increase of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.11	Warrant, dated May 13, 2020, incorporated by reference to Exhibit 4.7 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.12	Note Purchase Agreement, dated as of May 14, 2020, by and among DynaResource, Inc., Golden Post Rail, LLC and the other parties listed on Exhibit A thereto, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.13	Convertible Promissory Note, dated May 14, 2020, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.14	Certificate of Designations of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.15	Warrant, dated May 14, 2020, incorporated by reference to Exhibit 4.3 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.16	Amended and Restated Registration Rights Agreement, dated as of May 14, 2020, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.8 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.17	Warrant Exercise Agreement, dated as of June 28, 2022, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.17 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on June 30, 2022.

99.18	Assignment Agreement, dated as of July 28, 2022, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust, incorporated by reference to Exhibit 99.18 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on March 29, 2023.

99.19	Multi-Party Agreement, dated as of April 19, 2023, by and between DynaResource, Inc., Golden Post Rail, LLC, MKR 2022 Grantor Retained Annuity Trust and K.D. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 25, 2023.

99.20	Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series E Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 27, 2024, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2024.

99.21	Stock Purchase Agreement, dated June 26, 2024 by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2024.

99.22*	Stock Purchase Agreement, dated October 18, 2024 by and between DynaResource, Inc. and Golden Post Rail, LLC.

*	Filed herewith”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2024

Matthew K. Rose

By:	/s/ Matthew K. Rose
Name: Matthew K. Rose

Golden Post Rail, LLC

By:	/s/ Matthew K. Rose
Name: Matthew K. Rose
Title: Manager, President, Secretary and Treasurer

MKR 2022 Grantor Retained Annuity Trust

By:	/s/ Matthew K. Rose
Name: Matthew K. Rose
Title: Trustee